FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

EnerNorth Industries Inc. (the "**Issuer**")
1 King Street West, Suite 1502
Toronto, Ontario, M5H 1A1

Item 2.   **Date of Material Change**

June 2, 2006

Item 3.   **Press Release**

The News Release was disseminated via CNW Group via North American Disclosure on June 2, 2006.

Item 4.   **Summary of Material Change**

The Issuer has acquired from two (2) arm's length parties a 100% interest in a private Alberta corporation ("Alberta Co") with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN $2,200,000, subject to closing adjustments. The purchase price has been satisfied by a cash payment of $1,800,000 (subject to closing adjustments); the delivery of an aggregate of 94,788 common shares of the Company issued at a price of CDN $2.11 per share; and a $100,000 5% secured convertible debenture ("Convertible Debenture") issued to each of the vendors. Please see the purchase agreement dated as of May 31, 2006 in respect of this acquisition on the SEDAR website located at www.sedar.com for further details.

The interest rate of the Convertible Debenture is 5% per annum payable quarterly on the amount outstanding and the interest rate on the Convertible Debenture adjusts to 12% at maturity, being 66 months from the date of issuance.

At the option of the Issuer, payments of principal and interest due under the Convertible Debentures are payable in cash or common shares in the capital of the Issuer during the first two (2) years from the date of issuance. At the option of the holder of the Convertible Debentures, payments of principal and interest due under the Convertible Debentures after two (2) years from the date of issuance are payable in cash or common shares in the capital of Issuer. Please see the form of Convertible Debenture on the SEDAR website located at www.sedar.com or further details of the Convertible Debenture.

Alberta Co's current production averages approximately 48 boe/d, and is predominantly comprised of natural gas. Assets include an interest in a natural gas unit located at Brock, Saskatchewan; an interest in the Westerose area of Alberta; and, an interest in the Coutts area of Alberta. The Issuer believes there is upside potential from identified drilling locations on Alberta Co's approximate 25,280 gross acres (2,632 net acres) of lands in these areas.

Alberta Co is now a wholly owned subsidiary of the Issuer.

Item 5. **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

No information has been omitted from this material change report.

Item 8. **Executive Officer**

The following executive officer of the Issuer is knowledgeable about the Material Change Report and may be contacted as follows:

Sandra J. Hall, President & Secretary (416) 861-1484.

DATED as of June 8, 2006.


ENERNORTH INDUSTRIES INC.


"Sandra Hall"

Per:_____

SANDRA HALL
President & Secretary

905908.1